Exhibit 99.1

News Release
MediWound Awarded BARDA Contract Valued Up to $112 Million for
Development and Procurement of NexoBrid for the U.S.

Contract highlights product’s merit and therapeutic impact, as well as potential role in mass casualty preparedness

YAVNE, Israel (September 30, 2015) – MediWound Ltd. (Nasdaq: MDWD), a fully integrated biopharmaceutical company specializing in innovative therapies to address unmet needs in severe burn and wound management, announces that the U.S. Biomedical Advanced Research and Development Authority (BARDA) has awarded the Company a contract valued at up to $112 million. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid®, the Company’s proprietary pharmaceutical product for enzymatic removal of eschar in adults with deep-partial and full-thickness thermal burns, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The five-year base contract includes $24 million of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $22 million for expanding NexoBrid’s indications and of up to $50 million for additional procurement of NexoBrid.

“BARDA’s commitment underscores the important role NexoBrid might play in preparing for mass casualty events where subsequent surgical capacity is limited and rapid severity assessment and intervention are imperative,” stated Gal Cohen, President and Chief Executive Officer of MediWound. “This non-dilutive funding provides important recognition of the potential merits of NexoBrid and the therapeutic impact of our technology, as well as provides significant support for our ongoing clinical development and manufacturing programs. This contract frees up a portion of the Company’s proceeds raised during the IPO, which were initially intended for use in clinical development of NexoBrid and now can be used to further advance our pipeline.    We are very happy to join forces with the U.S. government in support of its preparedness programs for mass casualty events. We look forward to working with BARDA to have NexoBrid available for burn patients in the U.S.”

The challenges of providing definitive burn care are heightened when delivering treatment after a mass casualty event in a resource-strained environment. The Government Accountability Office reports that in a mass casualty event, more than 10,000 patients might require thermal burn care, which will create bottlenecks in the ability to provide quality treatment and care for victims. Effective and rapid non-surgical debridement would increase treatment capacity to provide definitive wound healing to burn injuries. The use of non-surgical means that are capable of providing fast debridement without harming healthy tissues, particularly during public health emergencies, could potentially reduce the time, labor and resource burdens associated with the current standard-of-care, thereby enabling the treatment of more patients.

NexoBrid represents a new paradigm in burn care management having demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove in a single, four-hour application the dead or the damaged tissue (eschar) earlier than other modalities, without harming viable tissue. In clinical studies NexoBrid has demonstrated a significant reduction in surgical burden with long-term outcomes that are comparable to the current surgical treatment. NexoBrid was granted marketing authorization from the European Medicines Agency and the Israeli Ministry of Health for the removal of eschar in adults with deep partial and full-thickness thermal burns, and has been launched in Europe and Israel. MediWound is currently conducting a Phase 3 clinical study with NexoBrid in the U.S. for the removal of eschar in adults with deep-partial and full-thickness thermal burns.

“In addition to the U.S. government’s interest in NexoBrid in preparing for burn mass casualty events, last fall the Disaster Committee of the International Society for Burn Injuries (ISBI) recommended inclusion of NexoBrid in their draft plan for mass casualty events, as they too see a role for NexoBrid in providing relief in the expected bottleneck in hospitals after such disasters.  We look forward to working with various international agencies and with governments to advance the use of NexoBrid for mass casualty and disaster preparedness, as well as in military medicine,” added Mr. Cohen.

About BARDA

The Biomedical Advanced Research and Development Authority (BARDA), within the Office of the Assistant Secretary for Preparedness and Response in the U.S. Department of Health and Human Services, provides an integrated, systematic approach to the development and purchase of the necessary vaccines, drugs, therapies and diagnostic tools for public health medical emergencies.

About Emergency Use Authorization (EUA)

The Emergency Use Authorization (EUA) allows FDA to help strengthen the U.S. public health protections against chemical, biological, radiological, and nuclear (CBRN) threats by facilitating the availability and use of medical countermeasures needed during public health emergencies Under the Federal Food, Drug, and Cosmetic Act, the FDA Commissioner may allow unapproved medical products or unapproved uses of approved medical products to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions caused by CBRN threat agents when there are no adequate, approved, and available alternatives.

About MediWound Ltd.

MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, as well as chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency and from the Israeli Ministry of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials and the regulatory authorizations. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the FDA or the EMA regulatory approval process, or additional competition in the market. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2014 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:	Anne Marie Fields
Sharon Malka	Senior Vice President
Chief Financial & Operation Officer	LHA
MediWound Ltd.	212-838-3777
ir@mediwound.co.il	afields@lhai.com